As filed with the Securities and Exchange Commission on February 15, 2000.

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                ----------------

                                Schedule 13E-4/A
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No. 1)
                                ----------------
                          RIVIERA HOLDINGS CORPORATION
                                (Name of Issuer)
                          RIVIERA HOLDINGS CORPORATION
                      (Name of Person(s) Filing Statement)
                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)
                                   769 627 100
                      (CUSIP Number of Class of Securities)

                              William L. Westerman
                         2901 Las Vegas Boulevard South
                             Las Vegas, Nevada 89109
                                 (702) 734-5110
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)
                                ----------------
                                    Copy to:
                             Fredric J. Klink, Esq.
                             Dechert Price & Rhoads
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3500

                                ----------------
                                December 28, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                                ----------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation*              Amount of Filing Fee**
--------------------------------------------------------------------------------

               $4,425,000                            $885
================================================================================
* For the purpose of calculating the filing fee only, this amount is based on the purchase of 590,000 shares of Common Stock, par value $.001 per share, of Riviera Holdings Corporation (an increase of 90,000 shares from the amount originally reported on December 28, 1999) at $7.50 per share.
** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.


[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:       $750.               Filing party:  Riviera Holdings Corporation.
Form or Registration No.:     Schedule 13E-4.     Date Filed:    December 28, 1999.


================================================================================

         This Amendment No. 1 (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, originally filed with the Securities and Exchange Commission on December 28, 1999 (the "Schedule 13E-4") which relates to the offer by Riviera Holdings Corporation, a Nevada corporation (the "Company" or the "Issuer"), to purchase up to 500,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.001 per share, at a price of $7.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 1999 (the "Offer to Purchase") and in the related letter of transmittal ("Letter of Transmittal") (which, as amended, supplemented or otherwise modified from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were filed with the Schedule 13E-4 as Exhibits (a)(1) and (a)(2) thereto, respectively.

ITEM 8. ADDITIONAL INFORMATION.

         Item 8, Section (e) is hereby amended by adding the following:

         The Offer expired at 12:00 midnight, New York City time, on February 2, 2000. Based on the final count by American Stock Transfer & Trust Company, the Depositary for the Offer, 2,646,875 shares of the Company's common stock were properly tendered pursuant to the Offer. Under the terms of the Offer, the Company accepted for payment and purchased 590,000 Shares (an increase of 90,000 Shares from the amount originally announced on December 28, 1999) at $7.50 per Share. The final proration factor for the Offer was 22.2%. Following the purchase of Shares tendered and accepted for payment, the Company will have approximately 3,933,021 Shares issued and outstanding.

         On February 3, 2000, the Company issued a press release announcing the preliminary results of the Offer and on February 14, 2000, the Company issued a press release announcing the final results of the Offer. Copies of the press releases issued by the Company on February 3, 2000 and on February 14, 2000 are attached hereto as Exhibits (a)(10) and (a)(11), respectively, and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding the following:

         (a)(10)  Press Release, dated February 3, 2000.

         (a)(11)  Press Release, dated February 14, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 15, 2000       RIVIERA HOLDINGS CORPORATION



                                   By: /s/ William L. Westerman
                                       -----------------------------------------
                                       Name:  William L. Westerman
                                       Title: Chairman of the Board of Directors
                                                and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION
-------                             ------------

(a)(10)               Press Release, dated February 3, 2000.
(a)(11)               Press Release, dated February 14, 2000.